PMU News Release #06-01 TSE, AMEX Symbol PMU January 09, 2006

PACIFIC RIM MINING MAKES NEW CORPORATE APPOINTMENTS

The board of directors of Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce the appointment of Catherine McLeod-Seltzer to the position of Chairman of the Company, reflecting her vital role in stewarding Pacific Rim toward its goal of becoming a low cost intermediate level gold producer. Ms. McLeod-Seltzer will continue to participate in Pacific Rim’s finance, marketing and administrative functions as an Executive Officer of the Company.

Thomas Shrake, previously CEO of Pacific Rim, has been appointed President and Chief Executive Officer and will continue to oversee the Company’s technical direction and strategic plans. William Myckatyn, formerly Chairman of Pacific Rim, has been appointed Lead Director of the Company’s board of directors, and the role of Barbara Henderson, Vice President Investor Relations, has been expanded to include the position of Corporate Secretary of the Company.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada and cash from the sale of non-core assets to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a low cost, intermediate-level gold producer.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including its ability to achieve its stated goal, and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com